MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2016
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 3, 2016, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2016. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “First Quarter 2016 Summary”, “First Quarter 2016 Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "wish", "schedule", “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

INDEX

About IAMGOLD	2
First Quarter 2016 Highlights	2
First Quarter 2016 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	7
Exploration	12
Quarterly Financial Review	15
Financial Condition
Liquidity and Capital Resources	15
Market Risks	16
Shareholders’ Equity	17
Cash Flow	17
Discontinued Operations	18
Disclosure Controls and Procedures and Internal Control over Financial Reporting	18
Critical Judgments, Estimates and Assumptions	19
Future Accounting Policies	19
Risks and Uncertainties	19
Non-GAAP Performance Measures	20
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2016 HIGHLIGHTS

•	Cash, cash equivalents and restricted cash were $658.1 million at March 31, 2016.

•
Total cash costs[2] and All-in sustaining costs[2] for the first quarter 2016 were $746 per ounce produced and $1,084 per ounce sold, respectively. These included a reduction of $32 per ounce reflecting normalization of costs and revised ramp-up at Westwood, and realized derivative losses of $10 per ounce.

•	Attributable gold production for the first quarter 2016, inclusive of joint venture operations, was 191,000 ounces, down 17,000 ounces compared to the same prior year period.

•
Net earnings from continuing operations attributable to equity holders was $53.1 million for the first quarter 2016, up $69.6 million from the same prior year period primarily due to the gain on the sale of gold bullion.

•	During the first quarter 2016, the Company sold its holdings of gold bullion, totaling 135,148 ounces, for proceeds of $170.3 million, resulting in a gain of $72.9 million after transaction costs.

•	In March 2016, the Company issued flow-through shares for total proceeds of $30.3 million.

•
On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The Company's $500 million credit facility was terminated on the same day.

•
On April 25, 2016, Ressources Québec joined the Company's revolving credit facility with a commitment of $38 million (C$50 million). The facility now totals $138 million. The Company maintains the potential to increase the total facility to $250 million.

_______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%) which is in closure with nominal production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

FIRST QUARTER 2016 SUMMARY

FINANCIAL

•
Cash, cash equivalents and restricted cash were $658.1 million at March 31, 2016, up $110.1 million from December 31, 2015. The increase was mainly due to proceeds from the sale of gold bullion ($170.3 million), cash generated from operating activities ($51.4 million) and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by repayment of the credit facility ($70.0 million) and spending on Property, plant and equipment and Exploration and evaluation assets ($69.6 million).

•
Revenues from continuing operations for the first quarter 2016 were $219.7 million, down $25.0 million or 10% from the same prior year period due to lower sales volume at Rosebel ($15.3 million) and Westwood ($10.6 million) and lower realized gold price ($5.9 million), partially offset by higher sales volume at Essakane ($6.8 million).

•
Cost of sales from continuing operations for the first quarter 2016 was $213.2 million, down $18.5 million or 8% from the same prior year period. The decrease was the result of lower operating costs ($17.3 million), lower depreciation expense ($0.8 million), and lower royalties due to a lower realized gold price ($0.4 million). Operating costs were lower primarily as a result of lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, lower mining at Westwood due to on-going focus on underground development and remedial work related to the revised ramp-up, lower labour costs at Rosebel following the workforce reductions in 2015, the devaluation of the Surinamese dollar relative to the U.S. dollar and productivity improvements.

•
Depreciation expense for the first quarter 2016 was $61.5 million, down $0.8 million or 1% from the same prior year period primarily due to lower amortization of capitalized waste stripping at Essakane and lower carrying values at the Westwood mine, partially offset by lower reserves at Rosebel, and timing of capital additions.

•
Income tax expense from continuing operations for the first quarter 2016 was $6.0 million, down $15.8 million or 72% from the same prior year period. Taxes were higher in the first quarter 2015 due to an increase in the tax expense related to the strengthening U.S. dollar. This reduced the value of tax receivables and the tax basis of mining assets in foreign jurisdictions, which lowered the value of future estimated tax deductions available when translated into U.S. dollars.

•
Net earnings from continuing operations attributable to equity holders for the first quarter 2016 were $53.1 million or $0.13 per share, up $69.6 million or $0.17 per share from the same prior year period. The increase was mainly due to the gain on sale of gold bullion ($72.9 million), lower derivative losses ($18.9 million), lower cost of sales ($18.5 million), as discussed above, lower income tax expense ($15.8 million) and lower exploration expenses ($3.6 million). This was partially offset by the absence of the gain on the sale of the Diavik royalty assets ($43.5 million) and lower revenues ($25.0 million).

•
Net cash from operating activities from continuing operations[1] for the first quarter 2016 was $51.4 million, up $24.3 million or 90% from the same prior year period. The increase was mainly due to a lower movement in non-cash working capital ($26.5 million) and lower net settlement of derivatives ($10.0 million), partially offset by lower earnings after non-cash adjustments ($13.0 million).

•
Net cash from operating activities before changes in working capital from continuing operations[1] for the first quarter 2016 was $49.8 million ($0.13 per share1), down $2.2 million ($0.01 per share1) or 4% from the same prior year period.

•
Adjusted net loss from continuing operations attributable to equity holders[1] for the first quarter 2016 was $7.3 million ($0.02 per share1), down from an adjusted net loss of $29.5 million ($0.08 per share1) for the same prior year period.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the first quarter 2016 was 0.38, an improvement over the Company's target of 0.62 and 2015's performance of 0.67. The lower DART rate was largely attributable to the strong health and safety performance achieved at Westwood.

•
Attributable gold production, inclusive of joint venture operations, for the first quarter 2016 was 191,000 ounces, down 17,000 ounces from the same prior year period. The decrease was due to lower grades at Rosebel (8,000 ounces), lower production at Westwood (7,000 ounces), lower grades at Essakane (1,000 ounces), and lower production at the Joint Ventures (1,000 ounces).

•	Attributable gold sales, inclusive of joint venture operations, for the first quarter of 2016 were 191,000 ounces, which was equal to attributable gold production.

•
Total cash costs[1] for the first quarter 2016 were $746 per ounce produced, down 12% from the prior year. The decrease was mainly due to lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, lower labour costs at Rosebel following the workforce reductions in 2015, the devaluation of the Surinamese dollar relative to the U.S. dollar and productivity improvements, partially offset by lower overall production. Included in Total cash costs[1] in the first quarter 2016 was a reduction of $32 per ounce produced reflecting normalization of costs and revised ramp-up at Westwood (March 31, 2015 - $nil), and realized derivative losses of $10 per ounce (March 31, 2015 - $60 per ounce produced).

•
All-in-sustaining costs[1] for the first quarter 2016 were $1,084 per ounce sold, down $29 per ounce from the same prior year period primarily due to lower cash costs, partially offset by an increase in sustaining capital and lower sales. Included in All-in sustaining costs[1] in the first quarter 2016 was a reduction of $32 per ounce sold reflecting normalization of costs and revised ramp-up at Westwood (March 31, 2015 - $nil), and realized derivative losses of $10 per ounce (March 31, 2015 - $64 per ounce sold).

_______________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	March 31, 2016	December 31, 2015
Cash, cash equivalents and restricted cash	$658.1	$548.0
Gold bullion
at market value	$—	$143.3
at cost	$—	$97.4
Total assets	$3,288.9	$3,251.4
Long-term debt	$628.5	$628.1
Available credit facility	$100.0	$430.0

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2016	2015
Continuing Operations
Revenues	$219.7	$244.7
Cost of sales	$213.2	$231.7
Earnings from operations[1]	$6.5	$13.0
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$53.1	$(16.5)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.13	$(0.04)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD[1]	$(7.3)	$(29.5)
Adjusted net loss from continuing operations attributable to equity holders per share ($/share)[1]	$(0.02)	$(0.08)
Net cash from operating activities from continuing operations[1]	$51.4	$27.1
Net cash from operating activities before changes in working capital from continuing operations[1]	$49.8	$52.0
Net cash from operating activities before changes in working capital from continuing operations ($/share)[1]	$0.13	$0.14
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$40.6
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.10
Key Operating Statistics
Gold sales – attributable (000s oz)	191	208
Gold production – attributable (000s oz)	191	208
Average realized gold price[1] ($/oz)	$1,188	$1,221
Total cash costs[1] ($/oz)	$746	$846
Gold margin[1] ($/oz)	$442	$375
All-in sustaining costs[1] ($/oz)	$1,084	$1,113
________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

OUTLOOK

IAMGOLD Full Year Attributable Guidance[3]	2016
Essakane (000s oz)	365 - 375
Rosebel (000s oz)	285 - 295
Westwood (000s oz)	50 - 60
Total owner-operated production (000s oz)	700 - 730
Joint Ventures (000s oz)	70
Total attributable production (000s oz)	770 - 800

Total cash costs[1] - owner-operator ($/oz)	$775 - $815
Total cash costs[1,2] ($/oz)	$775 - $815

All-in sustaining costs[1] - owner-operator ($/oz)	$1,000 - $1,100
All-in sustaining costs[1,2] ($/oz)	$1,000 - $1,100

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]
The outlook is based on 2016 full year assumptions with an average realized gold price of $1,150 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S.$/€ exchange rate of 1.10 and average crude oil price of $63 per barrel.

GOLD PRODUCTION AND CASH COSTS
The Company maintains its 2016 attributable gold production guidance of 770,000 to 800,000 ounces. Compared to 2015, this reflects a decrease in production at Essakane due to lower grades, a decrease in production at Westwood due to the on-going focus on underground development to expand the number of mining areas and remedial work related to the revised ramp-up, partially offset by slightly higher production at Rosebel due to better grades, and higher production at the Joint Ventures.
The Company maintains its 2016 total cash costs1 guidance of $775 to $815 per ounce and 2016 total all-in sustaining costs1 guidance of $1,000 to $1,100 per ounce.
DEPRECIATION EXPENSE
The Company maintains its 2016 depreciation guidance of $260 to $270 million, which reflects the impact of lower reserves and higher amortization of capitalized waste stripping at Rosebel, and the timing of capital additions, partially offset by higher reserves at Essakane.
INCOME TAXES
The Company expects to pay cash taxes in the range of $14 million to $22 million in 2016. Adjustments to deferred tax assets and or liabilities may also occur in the year.
CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its capital expenditures of $250 million ± 10% in 2016 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Essakane	$85	$—	$85
Rosebel	50	15	65
Westwood	15	65	80
	150	80	230
Corporate and development projects	—	10	10
Total owner-operator	150	90	240
Joint Ventures[2]	5	5	10
Total (±10%)	$155	$95	$250

[1]	Capitalized borrowing costs are not included. The Company expects capitalized borrowing costs to be in the range of $20 to $25 million in 2016.

[2]	Attributable capital expenditures of Sadiola (41%).

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Gold increased more than 20% in the first quarter 2016, from its trough of $1,062 per ounce to its peak at $1,285 per ounce, amid worries about China and the global economy. It also benefited from watered down U.S. Federal Reserve expectations. Markets no longer see the U.S. Federal Reserve hiking interest rates several times this year. Instead, market participants factored at most two rate increases until year end. The price range of gold established in the first quarter 2016 was nearly as wide as the range traded all of last year. Quarter-over-quarter, gold made a 16.2% advance in the first quarter 2016. The last time markets saw such a swift quarterly gain was in the fourth quarter 1986. Today’s global cross-currents of risks continue to have an impact on gold prices, interest rates and exchange rates. Market events and conditions will continue to have an impact on the Company’s revenues, operating costs, project development expenditures and project planning.

	Three months ended March 31,
	2016	2015
Average market gold price ($/oz)	$1,184	$1,218
Average realized gold price[1] ($/oz)	$1,188	$1,221
Closing market gold price ($/oz)	$1,237	$1,187

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The U.S. dollar performed poorly in the first quarter 2016. It gave up virtually all of its double-digit gains made in the fourth quarter of 2015. This was largely driven by corrective pressure after last year’s U.S. dollar stellar performance on the back of hopes that the U.S. Federal Reserve would be hiking rates aggressively in 2016. The U.S. dollar's steep appreciation in early 2016 ended in the absence of fresh evidence that the U.S. Federal Reserve would support multiple rate hikes.
In the first quarter 2016, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.3720 and $1.1040, respectively. The Company is forecasting exposures of approximately C$224 million and €204 million for the remainder of 2016. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risks section for more information.
In the first quarter 2016, the average price of West Texas Intermediate ("WTI") crude oil was $33.63 per barrel and $35.21 per barrel for Brent. Markets continue to deal with excess supply pressures, which continue to keep crude oil prices low. The Company expects its fuel consumption for the remainder of 2016 to be the equivalent of approximately 0.9 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risk section for more information.

	Three months ended March 31,
	2016	2015
Average rates
Canadian $ / U.S.$	1.3720	1.2401
U.S.$ / €	1.1040	1.1267
Closing rates
Canadian $ / U.S.$	1.2987	1.2666
U.S.$ / €	1.1378	1.0749
Average Brent price ($/barrel)	$35	$54
Closing Brent price ($/barrel)	$40	$56
Average WTI price ($/barrel)	$34	$48
Closing WTI price ($/barrel)	$38	$48

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2016 production levels:

	Change of	Annualized impact on Total Cash Costs[1] by $/oz	Annualized impact on All-in Sustaining Costs[1] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$15/oz
Canadian$ / U.S.$	$0.10	$7/oz	$13/oz
U.S.$ / €	$0.10	$18/oz	$21/oz

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended March 31,	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	88	89	$691	$761	$1,116	$988
Rosebel (95%)	68	76	768	850	955	1,037
Westwood (100%)	15	22	857	1,130	890	1,507
	171	187	736	841	1,111	1,135
Joint Ventures	20	21	833	889	852	921
Total operations	191	208	$746	$846	$1,084	$1,113
Cash costs, excluding royalties			$694	$796
Royalties			52	50
Total cash costs[1]			$746	$846
All-in sustaining costs[1]					$1,084	$1,113

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2016	2015	2016	2015
Owner-operator	171	187	$1,188	$1,220
Joint Ventures	20	21	1,193	1,224
	191	208	$1,188	$1,221

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

CAPITAL EXPENDITURES1

	Three months ended March 31,
($ millions)	2016	2015
Sustaining
Essakane[2,3]	$33.5	$13.2
Rosebel[2,4]	12.1	13.6
Westwood	3.0	10.2
Total gold segments	48.6	37.0
Corporate and other	—	0.1
Total capital expenditures	48.6	37.1
Joint Ventures[6]	0.3	0.4
	$48.9	$37.5
Development/Expansion (Non-sustaining)
Essakane	$—	$2.1
Rosebel	0.5	1.5
Westwood[5]	18.4	9.3
Total gold segments	18.9	12.9
Corporate and other	1.5	—
Côté Gold	0.3	1.9
Total capital expenditures	20.7	14.8
Joint Ventures[6]	1.3	1.3
	$22.0	$16.1
Total
Essakane	$33.5	$15.3
Rosebel	12.6	15.1
Westwood	21.4	19.5
Total gold segments	67.5	49.9
Corporate and other	1.5	0.1
Côté Gold	0.3	1.9
Total capital expenditures	69.3	51.9
Joint Ventures[6]	1.6	1.7
	$70.9	$53.6

[1]
Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) and sustaining capital expenditures for the three months ended March 31, 2016 were $30.1 million and $11.5 million, respectively (three months ended March 31, 2015 - $11.9 million and $12.9 million, respectively).

[3]	Includes capitalized stripping at Essakane for the three months ended March 31, 2016 of $14.1 million (three months ended March 31, 2015 - $6.4 million).

[4]	Includes capitalized stripping at Rosebel for the three months ended March 31, 2016 of $3.2 million (three months ended March 31, 2015 - $4.2 million).

[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.

[6]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2016	2015
Mine operating statistics
Ore mined (000s t)	3,062	2,667
Waste mined (000s t)	9,765	9,408
Total material mined (000s t)	12,827	12,075
Strip ratio[1]	3.2	3.5
Ore milled (000s t)	2,747	2,526
Head grade (g/t)	1.21	1.33
Recovery (%)	92	91
Gold production - (000s oz)	97	99
Attributable gold production - 90% (000s oz)	88	89
Gold sales - (000s oz)	96	91

Performance measures
Average realized gold price[2] ($/oz)	$1,189	$1,213
All-in sustaining costs[2] ($/oz)	$1,116	$988
Cash costs[2] excluding royalties ($/oz)	$645	$717
Royalties ($/oz)	$46	$44
Total cash costs[2] ($/oz)	$691	$761

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2016 was 88,000 ounces compared to 89,000 ounces in the same prior year period. The decrease of 1% was primarily due to lower grades partially offset by higher throughput and better recoveries. Mill throughput was higher than the same prior year period due to improvements in drilling and blasting, optimization of the grinding circuit and the use of blended ore to achieve stable feed.
Total cash costs per ounce produced were $691 in the first quarter of 2016 compared to $761 in the same prior year period. The decrease was primarily due to lower realized fuel prices, the stronger U.S. dollar relative to the Euro and improved plant performance, partially offset by higher consumption of explosives and fuel. Essakane continues to explore initiatives including the addition of a Solar Power Plant, to further reduce fuel consumption in future years.
All-in sustaining costs per ounce sold during the first quarter 2016 were $1,116 compared to $988 in the same prior year period. The increase was primarily due to higher sustaining capital expenditures driven by an increase in capitalized waste stripping, partially offset by lower cash costs.
During the first quarter 2016, sustaining capital expenditures of $33.5 million included capitalized stripping costs of $14.1 million, mine equipment of $8.2 million, capital spares of $5.1 million, mill equipment of $1.1 million, resource development of $1.1 million, and various other sustaining capital expenditures of $3.9 million.
The site continues to make significant progress on enhancement initiatives such as installation of an intensive leach reactor and carbon fines incinerator. With engineering work complete, both projects are expected to be commissioned in the third quarter 2016.
Outlook
The Company maintains the Essakane guidance. Essakane’s attributable production in 2016 is expected to be between 365,000 and 375,000 ounces. Capital expenditures are expected to be approximately $85 million, consisting entirely of sustaining capital.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2016	2015
Mine operating statistics
Ore mined (000s t)	3,683	3,541
Waste mined (000s t)	12,917	12,517
Total material mined (000s t)	16,600	16,058
Strip ratio[1]	3.5	3.5
Ore milled (000s t)	3,050	3,196
Head grade (g/t)	0.77	0.81
Recovery (%)	96	96
Gold production - (000s oz)	72	80
Attributable gold production - 95% (000s oz)	68	76
Gold sales - (000s oz)	70	82

Performance measures
Average realized gold price[2] ($/oz)	$1,183	$1,224
All-in sustaining costs[2] ($/oz)	$955	$1,037
Cash costs[2] excluding royalties ($/oz)	$704	$784
Royalties ($/oz)	$64	$66
Total cash costs[2] ($/oz)	$768	$850

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2016 was 68,000 ounces compared to 76,000 ounces in the same prior year period. The decrease of 11% was primarily due to lower grades resulting from pit sequencing and lower throughput. Mill throughput was lower mainly due to a higher proportion of hard rock milled during the first quarter 2016 compared to the same prior year period.
Total cash costs per ounce produced were $768 in the first quarter 2016 compared to $850 in the same prior year period. The decrease was primarily due to lower fuel prices, lower labour costs following the workforce reductions in 2015 and the devaluation of the Surinamese dollar against the U.S. dollar, improved life for haulage trucks, and improved haul truck and loading unit productivity, partially offset by an increase in power consumption caused by a higher proportion of hard rock.
All-in sustaining costs per ounce sold during the first quarter 2016 were $955 compared to $1,037 in the same prior year period, primarily due to lower operating costs and lower sustaining capital expenditures.
During the first quarter 2016, sustaining capital expenditures of $12.1 million included capitalized waste stripping of $ 3.2 million, capital spares of $2.3 million, mine equipment of $1.9 million, tailings storage facility construction of $1.6 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures of $0.5 million were primarily related to the secondary crusher.
To manage the challenges of increasing proportions of hard rock, Rosebel continues to make progress on improvement initiatives to the grinding circuit including commissioning a new flex power drive which is helping increase grinding capacity of hard rock. In addition, Rosebel continues to make progress on securing other sources of soft rock in and around its operations. With on-going metallurgical improvements to elution, carbon management and gravity optimization, the operation continues to work on reducing gold inventory in circuit. In addition, the 2015 cost saving initiatives continue to realize significant benefits in mining costs especially in the areas of loading and hauling, and drilling and blasting despite higher costs relating to grade control.
Outlook
The Company maintains the Rosebel guidance. Rosebel’s attributable production in 2016 is expected to be between 285,000 and 295,000 ounces. Capital expenditures are expected to be approximately $65 million, comprised of $50 million of sustaining capital and $15 million of non-sustaining capital.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2016	2015
Mine operating statistics
Ore mined (000s t)	80	118
Ore milled (000s t)	85	115
Head grade (g/t)	5.77	6.29
Recovery (%)	93	96
Gold production - (000s oz)	15	22
Gold sales - (000s oz)	18	27
Performance measures
Average realized gold price[1] ($/oz)	$1,199	1,234
All-in sustaining costs[1] ($/oz)	$890	1,507
Total cash costs[1] ($/oz)	$857	1,130
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Gold production for the first quarter 2016 was 15,000 ounces which was lower compared to 22,000 ounces in the same prior year period.
Underground development work continued throughout the first quarter 2016 to open up access to new mining areas with over 6,200 metres of lateral and vertical development. Underground stope development is on target with lateral development averaging 61 metres a day. The rehabilitation work related to reopening of the 104 mining block is progressing well with the completion of the first of the five by-pass drifts during the quarter. This allows for improved operational efficiency and better access to the eastern production blocks. In addition, production from the planned mining blocks is on schedule with better than expected dilution and grades. Overall development of the track drifts is ongoing and in accordance with the Company’s revised mine ramp-up plan.
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2016 were $857 and $890, respectively, compared to $1,130 and $1,507 in the same prior year period. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the first quarter 2016 by $6.1 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company has made a similar adjustment to total cash costs for the first quarter 2016 which were reduced by $418 per ounce produced, and to all-in sustaining costs which were reduced by $343 per ounce sold.
During the first quarter 2016, sustaining capital expenditures of $3.0 million included underground equipment of $1.5 million, underground development $0.8 million, mobile and other equipment of $0.3 million, and resource development of $0.4 million. Non-sustaining capital expenditures of $18.4 million included expansion/ramp-up development of $17.6 million and mobile equipment of $0.8 million.
The Company expects to continue normalizing total cash costs and all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.
Outlook
The Company maintains the Westwood guidance. Westwood’s gold production in 2016 is expected to be between 50,000 and 60,000 ounces. Capital expenditures are expected to be approximately $80 million, consisting of $15 million in sustaining capital and $65 million in non-sustaining capital.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended March 31,
	2016	2015
Mine operating statistics
Total material mined (000s t)	1,105	1,493
Ore milled (000s t)	482	471
Head grade (g/t)	1.22	1.23
Recovery (%)	95	94
Attributable gold production - (000s oz)	19	19
Attributable gold sales - (000s oz)	19	19

Performance measures
Average realized gold price[1] ($/oz)	$1,193	$1,224
All-in sustaining costs[1] ($/oz)	$821	$914
Total cash costs[1] ($/oz)	$795	$887

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2016 of 19,000 ounces was consistent with the same prior year period due to improvements in throughput, partially offset by lower grades.
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2016 were 10% lower compared to the same prior year period mainly due to lower fuel and consumables prices, lower contractor costs, favourable foreign exchange rates and mill throughput improvements.
The Company expects Sadiola to continue mining and milling oxides into early 2018. The Company continues to update the technical and economic studies on the sulphide expansion project and, with its partner AngloGold Ashanti, to look at options to extend the life of the mine.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the first quarter 2016, compared to 2,000 ounces in the same prior year period. Stacking activity ceased in 2014 and closure activities continue. Minor gold production continues from rinsing of the leach pads.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.
In the first quarter 2016, expenditures for exploration and project studies totaled $9.9 million compared to $14.4 million in the same prior year period, of which $6.0 million was expensed and $3.9 million was capitalized. The decrease of $4.5 million reflects continued expenditure reduction initiatives and re-prioritizing of planned expenditures compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 50,500 metres for the first quarter 2016.

	Three months ended March 31,
($ millions)	2016	2015
Exploration projects - greenfield	$5.4	$7.4
Exploration projects - brownfield[1]	3.7	4.9
	9.1	12.3
Feasibility and other studies	0.8	2.1
	$9.9	$14.4

[1]
Exploration projects - brownfield for 2016 and 2015 exclude expenditures related to Joint Ventures of $0.1 million and $nil, respectively, and includes near-mine exploration and resource development of $1.9 million and $2.7 million, respectively.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

OUTLOOK - 2016
The Company maintains its 2016 exploration expenditure guidance of $34.0 million, excluding project studies. The 2016 resource development and exploration program includes approximately 170,000 to 190,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$18	$18
Exploration projects - brownfield[1]	8	8	16
	8	26	34
Feasibility and other studies	10	3	13
	$18	$29	$47

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $8.0 million.

[2]	The capitalized portion of the 2016 planned spending of $18 million is included in the Company's capital spending guidance of $250 million ± 10%.
CÔTÉ GOLD PROJECT, CANADA
As at December 31, 2015, reported resources include indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million contained ounces of gold and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million contained ounces (see news release dated February 17, 2016).
The Company continued to advance the feasibility study by conducting permitting activities and ongoing technical studies. Study and permitting related expenditures in the first quarter 2016 totaled $0.5 million. Subsequent to the reporting period, notice was received from the federal Minister of Environment and Climate Change that, after assessment by the department, the Côté Gold project is not likely to cause significant adverse environmental effects and that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits.
The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.
Regional exploration activities continue with the objective to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit in advance of a planned drilling campaign.
The Company completed a review of the Côté Gold project in the fourth quarter 2015 and determined that the carrying amount of the asset was unlikely to be recovered in full from successful development or by sale. As a result, the Company took a $400.0 million impairment charge against the asset in the fourth quarter 2015. Given the current and foreseeable economic environment, the Company has no definitive plans to develop the project at this time. The Company will, however, continue to seek ways to de-risk and to increase the value of the project through the advancement of the feasibility study and through completion of the ongoing provincial environmental assessment. Additional technical studies and ongoing regional exploration will further maximize the Company's flexibility with respect to any future development decisions.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2016 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
Approximately 13,600 metres of reverse circulation drilling were completed on the mine lease during the first quarter 2016. Drilling focused on resource expansion in areas to the south of the main Essakane pit. The results received to date are considered encouraging and will be incorporated into updated resource models.
On the surrounding exploration concessions, exploration activities comprised of geological mapping, geochemical sampling and trenching are in progress to evaluate and prioritize selected target areas. Results will be used to plan future drilling programs.

Rosebel, Suriname
During the first quarter 2016, nearly 3,000 metres of diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 200 metres of exploration, 2,100 metres of resource development, and 700 metres of condemnation drilling. The program focused on evaluating near-pit expansion targets. Results will be validated and assessed as they are received and will be used to guide future exploration drilling programs and update resource models where applicable.
The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rocks.
Westwood, Canada
During the first quarter 2016, underground excavation totaled just over 6,200 metres of lateral and vertical development and nearly 17,100 metres of underground resource development diamond drilling and 1,300 metres of service drill holes were completed. The diamond drill program continues to focus on infill drilling to upgrade existing inferred mineral resources to the indicated mineral category and ongoing definition drilling on ore zones scheduled to be mined.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2016. Highlights include:
Boto, Senegal
Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 17, 2016). During the first quarter 2016, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.
A diamond drilling program commenced in the area of the Malikoundi deposit in the second quarter to target mineralization previously intersected in the foot wall of the deposit as well as test for potential higher grade extensions at depth.
Siribaya Joint Venture, Mali
The Siribaya exploration project ("Siribaya project") in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). During the first quarter 2016, an initial NI 43-101 compliant mineral resource estimate was reported for the Siribaya project. Effective December 31, 2015, total resources estimated for the Siribaya project included indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 contained ounces, and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.1 million contained ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 contained ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016).
Also during the first quarter 2016, assay results were reported from a 31 hole reverse circulation drilling program completed in the fourth quarter of 2015 to validate a re-interpreted geological model of the Siribaya Zone 1B and Taya Ko zones. Highlights included 72.0 metres grading 1.61 g/t Au, including 8.0 metres grading 6.38 g/t Au from hole SRC15-615 (see Merrex news release dated March 7, 2016).
The joint venture has approved a 2016 drilling program comprised of approximately 7,000 metres of diamond drilling and a further 6,500 metres of reverse circulation drilling. The program will focus on the new Diakha discovery and is designed to increase the confidence in the current resources and continue to expand mineralization northward along strike and at depth. By the end of the first quarter, nearly 1,000 metres of diamond and reverse circulation drilling had been completed. Assay results are pending and will be reported as they are received, validated and compiled.
Pitangui, Brazil
Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 contained ounces (see news release February 17, 2016).
In 2016, approximately 9,000 metres of diamond drilling are planned to test priority targets with potential to expand current mineralization and discover new zones. During the first quarter 2016, approximately 2,200 metres of diamond drilling were completed to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main Sao Sebastiao deposit.  This is a positive indicator and confirms that the Company is exploring in a favourable sequence of rocks, which could potentially host additional mineralization.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a total of C$10.0 million on the project within a seven year period, beginning January 1, 2015.
During the first quarter 2016, remaining assay results from 9 drill holes totaling 3,925 metres were reported from the 2015 diamond drilling program. Highlights included 2.76 metres grading 9.05 g/t Au from drill hole ML15-161 (see news release dated February 22, 2016).
Also during the first quarter 2016, just over 7,100 metres of diamond drilling were completed, targeting the Megane-325 zone and its host structure for additional zones of mineralization. Assay results are pending and will be reported as they are received, validated and compiled.
Nelligan Joint Venture, Canada
The Nelligan project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totalling C$0.5 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

During the first quarter 2016, the Company completed approximately 4,500 metres of diamond drilling targeting extensions to known zones (Liam and Dan zones) as well as testing nearby Induced Polarization (“IP”) anomalies. Initial results appear to indicate the discovery of a new zone of gold mineralization coincident with an IP anomaly located immediately north of the known zones. Initial assay results (see Vanstar news release dated April, 5, 2016) have confirmed intersections from the new discovery area with up to 35.84 metres grading 1.90 g/t Au from 138.00 metres depth, including 17.97 metres grading 3.20 g/t Au in drill hole NE-16-36; and 23.02 metres grading 1.23 g/t Au from 229.00 metres depth including 10.34 metres grading 2.02 g/t Au from 238.50 metres depth in drill hole NE-16-37. Assay results are pending for an additional 8 holes.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
In the first quarter 2016, diamond drilling activities commenced with approximately 650 metres completed as part of a proposed 5,500 metre diamond drilling program to drill test selected gold-silver vein systems highlighted from previous programs. Assay results will be reported as they are received, validated and compiled.
QUARTERLY FINANCIAL REVIEW

	2016	2015				2014
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations	$219.7	$238.2	$207.6	$226.5	$244.7	$272.5	$286.7	$231.4
Net earnings (loss) from continuing operations[1,2]	$52.7	$(677.5)	$(84.9)	$(20.3)	$(12.6)	$(147.8)	$(79.3)	$(21.4)
Net earnings from discontinued operations	$—	$—	$1.2	$—	$40.6	$26.7	$12.0	$6.2
Net earnings (loss)	$52.7	$(677.5)	$(83.7)	$(20.3)	$28.0	$(121.1)	$(67.3)	$(15.2)
Net earnings (loss) attributable to equity holders of IAMGOLD	$53.1	$(675.9)	$(83.8)	$(19.7)	$24.1	$(122.0)	$(72.5)	$(16.0)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.13	$(1.73)	$(0.21)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.

[2]
In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.1 million on non-hedge derivatives.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2016, the Company had $658.1 million in cash, cash equivalents and restricted cash.
During the first quarter 2016, the Company sold 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of $1,239 - $1,275 per ounce for a total of $170.3 million.
In March 2016, the Company issued 12.0 million flow-through common shares for total proceeds of $30.3 million. The flow-through common shares were issued to fund prescribed development expenditures in the province of Quebec.
Working capital1 as of March 31, 2016 was $780.8 million, up $79.2 million compared to December 31, 2015 due to lower current liabilities ($69.2 million) and higher current assets ($10.0 million).
Current assets as of March 31, 2016 were $961.9 million, up $10.0 million compared to December 31, 2015 mainly due to an increase in cash, cash equivalents and restricted cash ($110.1 million) and higher receivables and other current assets ($9.7 million), partially offset by the sale of gold bullion ($97.4 million) and lower inventories ($12.3 million).

Working Capital		March 31, 2016	December 31, 2015
Working capital[1]	($ millions)	$780.8	$701.6
Current working capital ratio[2]		5.3	3.8

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. As of March 31, 2016, no funds were drawn against the credit facility.
Upon entering into the agreement described above, the Company terminated its four-year $500 million unsecured revolving credit facility. The Company repaid the outstanding balance of $70.0 million on the credit facility prior to its termination.
At March 31, 2016, the Company had committed $2.9 million of its $75 million letters of credit facility for the guarantee of certain asset retirement obligations. The facility subsequently expired on April 22, 2016. Letters of credit worth $2.4 million are now issued under the Company’s revolving credit facility and $0.5 under a separate letter of credit. In lieu of a letter of credit previously committed for the asset retirement obligation at the Doyon mine, the Company had committed restricted cash of $71.4 million at March 31, 2016.
On April 25, 2016, Ressources Québec joined IAMGOLD's revolving credit facility with a commitment of $38 million (C$50 million). The facility now totals $138 million. The Company maintains the potential to increase the total facility to $250 million.
Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of March 31, 2016 were $993.6 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations and capital expenditure obligations. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company early adopted IFRS 9 - Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") effective April 2014 and all previously recognized impairments were reclassified to Other comprehensive income ("OCI") as an adjustment to opening components of equity as at January 1, 2014.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (INV Metals Inc. and Merrex Gold Inc.) and Joint Ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.
During the first quarter 2016, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairment existed. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At March 31, 2016, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2016	2017	2018
Foreign Currency
Canadian dollar contracts (millions of C$)	105
Contract rate range (C$/$)	1.20 - 1.38
Hedge ratio[1]	47%

Euro contracts (millions of €)	54
Contract rate range ($/€)	1.03 - 1.15
Hedge ratio[1]	26%
Commodities
Brent oil contracts (thousands of barrels)	394	420	336
Option contracts with strike prices at ($/barrel)	45 - 65[2]	60[3]	60[4]
Hedge ratio[1]	75%	62%	49%

WTI oil contracts (thousands of barrels)	281	324	240
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60[3]	60[4]
Hedge ratio[1]	74%	61%	49%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.

[2]
The Company sold put options and purchased call options with strike prices that fall within the given range. If crude oil market prices are below the put strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the set call strike price.

[3]	The Company will purchase crude oil in 2017 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.

[4]	The Company will purchase crude oil in 2018 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2016	May 2, 2016
Common Shares	405.9	405.9
Share options	6.5	6.5
CASH FLOW

	Three months ended March 31,
($ millions)	2016	2015
Net cash from (used in) per consolidated financial statements:
Operating activities	$51.4	$30.0
Investing activities	95.0	503.6
Financing activities	(42.4)	31.9
Effects of exchange rate fluctuation on cash and cash equivalents	1.7	(6.8)
Increase in cash and cash equivalents	105.7	558.7
Cash and cash equivalents, beginning of the period	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period	—	12.0
Cash and cash equivalents, end of the period	$586.7	$729.2

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2016 was $51.4 million, up $21.4 million or 71% from the same prior year period. The increase was mainly due to a lower movement in non-cash working capital ($26.4 million) and lower net settlement of derivatives ($14.1 million), partially offset by lower earnings after non-cash adjustments ($20.1 million).
INVESTING ACTIVITIES
Net cash from investing activities for the first quarter 2016 was $95.0 million, down $408.6 million from the same prior year period. The decrease was mainly due to the absence of proceeds from the sale of Niobec ($489.7 million) and the sale of the Diavik royalty asset ($52.5 million), and higher spending on Property, plant and equipment and exploration and evaluation assets ($19.1 million), partially offset by proceeds from the sale of gold bullion ($170.3 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the first quarter 2016 was $42.4 million, up $74.3 million from the same prior year period. The increase was mainly due to the repayment of credit facility ($70.0 million) and lower proceeds from the issuance of flow-through shares ($9.0 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element ("REE") deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2015 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2015 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2015 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2016 and their design remains effective.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2015.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. This measure is the difference between IFRS reported revenues and cost of sales, which include revenues from all gold and royalties, direct costs, production related allocated costs and depreciation.

	Three months ended March 31,
($ millions)	2016	2015
Revenues	$219.7	$244.7
Cost of sales	213.2	231.7
Earnings from operations	$6.5	$13.0
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2016	2015
Average realized gold price[1]	$1,188	$1,221
Total cash costs[2,3]	746	846
Gold margin	$442	$375

[1]	Refer to the section below.

[2]	Refer to page 23 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

_________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2016	2015
Revenues	$219.7	$244.7
Royalty revenues	(0.1)	(0.1)
By-product credits	(0.8)	(0.7)
Revenues - owner-operator	$218.8	$243.9
Sales - owner-operator (000s oz)	184	200
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,188	$1,220
Revenues - Joint Ventures	$23.8	$25.4
Sales - Joint Ventures (000s oz)	20	21
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,193	$1,224
Average realized gold price per ounce[1,2] ($/oz)	$1,188	$1,221

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
ADJUSTED NET LOSS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net loss attributable to equity holders of IAMGOLD and adjusted net loss attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net loss attributable to equity holders of IAMGOLD and adjusted net loss attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net loss attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gain or loss on sales of assets, unrealized non-hedge derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

The following table provides a reconciliation of earnings from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net loss attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2016	2015
Earnings from continuing operations before income taxes and non-controlling interests	$58.7	$9.2
Adjusted items:
Gain on sale of gold bullion	(72.9)	—
Changes in estimates of asset retirement obligations at closed sites	3.7	6.8
Unrealized derivative (gain) loss	(2.2)	6.9
Normalization of costs at Westwood	6.1	—
Write-down of assets	3.6	1.0
Restructuring and other charges	0.2	0.6
Foreign exchange gain	(3.1)	(1.6)
Gain on sale of assets	(0.1)	(43.0)
Gain on purchase of senior unsecured notes	—	(0.9)
	$(64.7)	$(30.2)
Adjusted loss from continuing operations before income taxes and non-controlling interests	(6.0)	(21.0)
Income taxes	(6.0)	(21.8)
Tax adjustments	4.3	17.2
Non-controlling interests	0.4	(3.9)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(7.3)	$(29.5)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.02)	$(0.08)
Including discontinued operations:
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(7.3)	$(29.5)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	40.6
Adjusted items:
Gain on disposal of discontinued operations	—	(37.8)
Adjusted net loss including discontinued operations	$(7.3)	$(26.7)
Adjusted net loss including discontinued operations per share ($/share)	$(0.02)	$(0.07)
Basic weighted average number of common shares outstanding (millions)	396.6	385.1
Effective adjusted tax rate (%)	(28)%	(22)%
After adjusting reported earnings from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had an adjusted net loss from continuing operations in the first quarter 2016 of $7.3 million. Although it may be reasonable to expect a tax benefit on the adjusted loss, a tax expense has been recorded. This is a result of the recent history of losses not satisfying the criteria for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2016	2015
Continuing operations
Cost of sales[1], excluding depreciation expense	$151.7	$169.4
Less: cost of sales for non-gold segments[2], excluding depreciation expense	(0.1)	0.5
Cost of sales for gold segments, excluding depreciation expense	151.8	168.9
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.7)
Stock movement	(4.1)	(0.2)
Amortization of hedge derivative losses realized in 2015[3]	(0.7)	—
Normalization of costs at Westwood	(6.1)	—
Other mining costs	(5.3)	(0.1)
Cost attributed to non-controlling interests[4]	(9.5)	(10.9)
	(26.4)	(11.9)
Total cash costs - owner-operator	$125.4	$157.0
Attributable gold production - owner-operator (000s oz)	171	187
Total cash costs[5,6] - owner-operator ($/oz)	$736	$841
Total cash costs - Joint Ventures	$17.0	$18.6
Attributable gold production - Joint Ventures (000s oz)	20	21
Total cash costs[5,6] - Joint Ventures ($/oz)	$833	$889
Total cash costs[5,6]	$142.4	$175.6
Total attributable gold production (000s oz)	191	208
Total cash costs[5,6] ($/oz)	$746	$846

[1]	As per note 27 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Excludes net loss realized on derivative contracts terminated in 2015.

[4]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[6]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

NET CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
The Company makes reference to a non-GAAP performance measure for net cash from operating activities from continuing operations. Management believes by measuring cash flows generated from continuing operations, this non-GAAP measure provides investors with a better understanding of the cash flows of the underlying business activities.
The following table provides a reconciliation of net cash from operating activities from continuing operations.

	Three months ended March 31,
($ millions)	2016	2015
Net cash from operating activities per consolidated financial statements	$51.4	$30.0
Less: Net cash from operating activities from discontinued operations[1]	—	(2.9)
Net cash from operating activities from continuing operations	51.4	27.1

[1]
Net cash from operating activities from discontinued operations relates to the Niobec mine and adjacent rare earth element deposit sold in 2015. Refer to the Company's audited annual consolidated financial statements for the year ended December 31, 2015.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL FROM CONTINUING OPERATIONS
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital from continuing operations and net cash from operating activities before changes in working capital from continuing operations per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital from continuing operations.

	Three months ended March 31,
($ millions, except where noted)	2016	2015
Net cash from operating activities from continuing operations	51.4	27.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	6.9	0.7
Inventories and non-current ore stockpiles	(16.4)	2.8
Accounts payable and accrued liabilities	7.9	21.4
Net cash from operating activities before changes in working capital from continuing operations	$49.8	$52.0
Basic weighted average number of common shares outstanding (millions)	396.6	385.1
Net cash from operating activities before changes in working capital from continuing operations ($/share)	$0.13	$0.14
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016

using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines, Sadiola and Yatela).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended March 31,
($ millions, attributable, except where noted)	2016	2015
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$141.7	$158.4
Sustaining capital expenditures[1]	44.6	35.0
By-product credit, excluded from cost of sales	(0.7)	(0.7)
Corporate general and administrative costs[2]	8.1	9.7
Realized derivative losses	(0.6)	6.7
Environmental rehabilitation accretion and depreciation	3.1	2.6
Normalization of costs at Westwood	(6.1)	—
	190.1	211.7
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	16.5	18.6
Adjustments to cost of sales[3] - Joint Ventures	0.4	0.5
	16.9	19.1
AISC[4]	$207.0	$230.8

Attributable gold sales - owner-operator (000s oz)	171	187
AISC - owner-operator[5] ($/oz)	$1,111	$1,135
AISC - owner-operator, excluding by-product credit ($/oz)	$1,115	$1,138
Attributable gold sales (000s oz)	191	208
AISC[4,5] ($/oz)	$1,084	$1,113
AISC excluding by-product credit[4,5] ($/oz)	$1,088	$1,117

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 27 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 8 for 2016 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.
3 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
5 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2016